July 20, 2025

Tarek Tabsh
Chief Executive Officer
Relativity Holdings Inc.
3753 Howard Hughes Pkwy, Suite 200
Las Vegas, NV 89169

Tomoki Nagano
Chief Executive Officer
Instinct Bio Technical Company Inc.
3rd Floor West Side Gotanda bldg.
6-2-7 Nishi Gotanda, Shinagawa-ku
Tokyo 1410031, Japan

       Re: Relativity Holdings Inc.
           Amendment No. 1 to
           Draft Registration Statement on Form F-4
           Submitted June 23, 2025
           CIK No. 0002072188
Dear Tarek Tabsh and Tomoki Nagano:

       We have reviewed your draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form F-4 submitted June 23, 2025
Cover Page

1. We note your estimate here that the Founder will exercise voting and investment control over approximately 19,000,000 Pubco Ordinary Shares and corresponding
 July 20, 2025
Page 2

       disclosure throughout the prospectus. Elsewhere, you state that the aggregate consideration to be issuer to the Sellers will be $200,000,000, to be paid in ordinary shares valued at $10.00 per share, which implies an issuance of 20,000,000 Pubco
       Ordinary Shares and you appear to include an estimate of 20,000,000 shares on pages
       66 and 180. Please reconcile these disclosures.
2.     You disclose here that the Sponsor and Relativity   s directors and
officers have agreed
       to vote any Public Shares purchased during or after the IPO (including in open market and privately negotiated transactions) in favor of the Business Combination. However, in your risk factor on page 52, you state that any Public Shares acquired by the persons described above would not vote on the Business Combination Proposal.
       Please reconcile these disclosures and provide your analysis on how such potential purchases would comply with Rule 14e-5. To the extent that you are relying on
       Tender Offer Rules and Schedules Compliance and Disclosure Interpretation 166.01
       (March 22, 2022), please provide an analysis regarding how it applies to your circumstances.
3. Your table showing the relative ownership levels of holders of outstanding Pubco
       Ordinary Shares following the Business Combination appears to show the Initial
       Stockholders (excluding the Sponsor) holding no shares in the combined company.
       Please clarify if the Initial Stockholders no longer hold a beneficial interest in the
       SPAC.
4. We note your disclosure on page 133 that you will pay A.G.P., the representative of the IPO Underwriters, a "fee in cash for such services upon the consummation of the initial Business Combination in an amount equal to 3.5% of the gross proceeds of the
       Initial Public Offering, or $5,031,250 in the aggregate." You also state on page 5 and elsewhere that it is a closing condition for the IPO Underwriter to have executed a Fee
       Waiver Agreement "on terms prescribed and agreed by the Target Company," but this agreement does not appear to be discussed elsewhere in the prospectus. We also note your disclosure on page 56 that the Representative did not execute agreements with
       Relativity waiving claims to the monies held in the Trust Account. Please revise to clarify if the IPO Underwriter is owed any deferred underwriting compensation and if so, whether such IPO Underwriter has entered into any agreement to waive any fees it may be owed.
5. Please provide cover page disclosure regarding the fairness opinion that the Relativity
       Board obtained from ER Shares pursuant to Item 1604(a)(1) of Regulation S-K.
6. We refer to your cover page disclosure relating to the material conflicts of interest of the Sponsor and the SPAC's directors and officers in connection with the de-SPAC transaction. Please revise your cover page to discuss any actual or potential sources of conflicts of interest between the Sponsor's promoters and the target company's officers and directors on one hand, and the unaffiliated security holders as required by Item
       1604(a)(4) of Regulation S-K, as applicable. Please also revise the Summary section to disclose any actual or potential material conflicts of interest accordingly. Refer to
       Item 1604(b)(3).
7. Please prominently disclose that Relativity was delisted from Nasdaq, as well as the reason for and date of such delisting. We refer to your disclosure on page 117.
 July 20, 2025
Page 3

Q: What vote is required to approve each Proposal at the Special Meeting?, page xxi

8. Please revise to clearly state whether or not the de-SPAC transaction is structured so that approval of at least a majority of unaffiliated security holders of Relativity is required. Please refer to Item 1606(c) of Regulation S-K.
Summary of the Proxy Statement/Prospectus, page 1

9. We note your statement that the nature of the scope and the duties of the Purchaser
       Representative are "limited and are largely administrative and ministerial." Here or elsewhere in the prospectus, please provide a summary of the duties of the Purchaser
       Representative.
10. We refer to your disclosure on page 12 that the Relativity Board has determined that the business combination is in the best interests of Relativity and its shareholders.
       Please revise your Summary disclosure to describe any material factors that the
       Relativity Board considered in making this determination. Refer to Item 1604(b)(2) of
       Regulation S-K.
11. Please revise your Summary to provide a table showing the terms and amount of the compensation received by the Relatvity Sponsor, its affiliates and promoters in connection with the business combination or any related financing transaction. Please ensure that your revised disclosure addresses each aspect of Item 1604(b)(4) of
       Regulation S-K, including disclosure of the extent to which such compensation and securities issuance has resulted or may result in material dilution of the equity interests of non-redeeming shareholders of the SPAC outside of the table. We refer to your tabular disclosure on the cover page.
Representations and Warranties, page 4

12.    We note your statement here that the Operating Company is required to deliver
       disclosure schedules required under the Business Combination Agreement to
       Relativity "on or prior to [   ], 2025." Please clarify if you have not
yet received
       disclosure schedules from the Sellers and if you are still conducting due diligence on the Operating Company. If so, please expand your disclosure to include appropriate risk factors and discuss if and how the Relativity Board took such uncertainty into consideration when determining the Business Combination Proposal is fair to and in the best interests of Relativity and its stockholders.
Risk Factors
If Relativity were deemed an "investment company" under the Investment Company Act, page 61

13.    We note your disclosure regarding certain proposed SPAC rules, including
a
       proposed safe harbor for SPACs from the definition of    investment
company    under
       Section 3(a)(1)(A) of the Investment Company Act. Please update your disclosure to reference the final SPAC rules and remove any outdated disclosure. Please update your disclosure regarding actions taken prior to the 24-month anniversary of the effective date of your registration statement for the IPO to note how long it has been since the effective date of such registration statement. Finally, please clarify if the assets in your Trust Account are currently invested in securities, including U.S.
 July 20, 2025
Page 4

       Government securities or shares of money market funds registered under the
       Investment Company Act and regulated pursuant to rule 2a-7 of that Act. The Amended and Restated Charter will designate a court located within the Cayman Islands as the exclusive forum..., page 73

14. We refer to your disclosure that the Amended and Restated Charter will designate a court located within the Cayman Islands as the exclusive forum for certain disputes between Pubco and its stockholders, including any "derivative action." Please disclose whether this exclusive forum provision will apply to actions arising under the
       Securities Act or Exchange Act. In that regard, we note that Section 27 of the
       Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the
       Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly.
Background of the Business Combination, page 90

15. Please explain why Relativity and SVES agreed to terminate their Business
       Combination Agreement in May 2024.
16.    We note your disclosure that between December 11, 2024 and January 22,
2025,
       Relativity and Instinct Brother negotiated the terms of the initial letter of intent and discussed, among other things, a valuation range of between $120 million and
       $250 million. Please revise to provide additional detail regarding the negotiation of the material terms of the letter of intent. In your revised disclosure, please explain how the parties arrived at the valuations discussed in these negotiations, including the methodology employed in reaching the valuations and the underlying assumptions and conclusions of the Relativity Board. Please provide corresponding disclosure for the
       $200 million consideration value included in the January 23, 2025 non-binding Letter of Intent.
17. We note your disclosure that after the parties entered into a letter of intent on January
       23, 2025, the parties continued to discuss the deal structure and drafting of the business combination agreement and entered into the business combination agreement on February 28, 2025. Please revise to significantly expand the disclosure in this section to discuss the negotiations relating to the material terms of the transaction, including, but not limited to the evolution of the transaction structure, the merger consideration and valuation of Instinct Brother. In your revised disclosure, please explain the reasons for such terms, each party's position on such issues, the proposals and counter-proposals made during the course of the negotiations, and how you reached agreement on the final terms, including the calculation of the merger
 July 20, 2025
Page 5

       consideration. As a related matter, where you disclose general topics and agreements that were discussed at each meeting, please provide additional detail regarding the substance of those discussions and material terms of the relevant agreements.
18.    Please revise your disclosure in this section to note:
           any discussions about the need to obtain additional financing for the
           combined company, such as a PIPE transaction, and the negotiation/marketing processes; and
           any discussions about continuing employment or involvement for any persons affiliated with the SPAC before the merger, any formal or informal commitment to retain the financial advisors after the merger, and any pre-existing relationships between SPAC sponsors and additional investors.
19.    Please revise this section to expand the discussion of Relativity   s
and Instinct
       Brothers    reasons for engaging in the business combination and whether either entity
       considered other transactions, such as Instinct Brothers conducting a traditional IPO, in lieu of a de-SPAC. In addition, discuss the reasons for the timing of the merger for the parties. Refer to Item 1605(b)(3).
20. We refer to your disclosure on page 133 and elsewhere in the registration statement that you entered into a promissory note with Mazaii Corp Ltd. ("Mazaii") on July 15,
       2024. However, you also state on page F-12 that Relativity entered into a non-binding
       Letter of Intent providing for a proposed business combination between the Company and Mazaii that was entered into on July 11, 2024 and expired on September 12, 2024.
       Please revise your Background of the Business Combination section to discuss this proposed transaction with Mazaii in greater detail.
Timeline of the Merger, page 92

21. Please explain whether Relativity has or had any contractual relationship with
       Chardan or if Chardan has any material interest in the transaction.
22. Please identify the individuals and/or parties who participated in the meetings and discussions described throughout this section. By way of example only, please identify the representatives of Relativity and Instinct Brothers, including their respective counsels and financial advisors.
23. The timeline of the transaction appears to end on April 23, 2025. Please explain if any material events have occurred after such date.
24. We note your disclosures on page 95 that Relativity engaged several advisors with respect to the business combination, including Aquaxis. We also refer to your disclosure on page 94 that Aquaxis made a presentation regarding their due diligence findings on February 27, 2025 and that Relativity shared the final due diligence report with Instinct Brothers on April 20, 2025 and requested that certain "flagged issued be addressed." Please expand your disclosure to discuss the role of Aquaxis in connection with the business combination and briefly describe the due diligence findings, including the issues flagged in the final due diligence report that Relativity requested Instinct Brothers to address. Please also provide us with your analysis of whether such findings constitute a "report, opinion or appraisal" described in Item
       1607(a) of Regulation S-K. If so, please provide the information with respect to such
 July 20, 2025
Page 6

       report required by Items 1607(b) and (c) of Regulation S-K. Opinion of EntrepreneurShares LLC, page 99

25. We note your statement that the primary method ER Shares used as the basis for the fairness opinion assessment was a Market Method, which relied on a combination of a
       Guideline Publicly Traded Companies Analysis and a Guideline Transaction Analysis.
       Please clarify if ER Shares used any other methods of financial analysis in preparation of its fairness opinion assessment. In this regard, we note that ER Shares "reviewed certain operating and financial information that were provided to ER Shares by management of the Company," but did not appear to conduct a discounted cash flow analysis.
26. Please revise your disclosure here or elsewhere in the prospectus to discuss the qualifications of ER Shares and describe the method through which ER Shares was selected as the suppliser of the fairness opinion as required by Item 1607(b)(2) and (3)
       of Regulation S-K.
Market Method, page 101

27.    You state on page 101 that "ER Shares    search was further narrowed to
approximately
       1,368 companies within the Healthcare Category, which ER Shares considered to have attributes or potential similarities to the Company." Please expand your disclosure to describe in greater detail the attributes and similarities that ER Shares referred to, including how the criteria was chosen.
28.    Please state whether, and if so, why, ER Shares excluded any companies
or
       transactions meeting the respective selection criteria from its analyses.
29. We refer to your disclosure on page 101 that the valuation range of $85 Million to
       $306 Million was determined for Instinct Brother   s consolidated
potential future
       business, based on the Mean and Median Market Capitalization of the 32 companies identified. Please revise to disclose the mean and median market capitalizations for the sample and explain how the valuation range was determined based on such figures. Please also provide corresponding disclosure for the valuation range of $340 million to $539 million used for the Guideline Transaction Analysis. Unaudited Pro Forma Condensed Combined Financial Information
Accounting for the Transactions, page 109

30. The accounting for the transaction disclosed here and at page 113 seem inconsistent with your disclosures for such accounting at page 17 and 104, including the entity being considered as the "acquired" company for financial reporting purposes, as well as the entity holders controlling the majority of the relative voting rights post merger. Please revise to be consistent. Please also tell us your considerations for pro forma presentation for the deemed costs of the shares issued by the accounting acquiror in excess of the acquired net assets of the accounting acquiree as stock-based compensation under IFRS 2 Share-Based Payment. In that regard, with Relativity
       Acquisition Corp unlikely meeting the definition of a business under IFRS 3, such deemed cost can represent compensation for the service of a stock exchange listing.
 July 20, 2025
Page 7

Note 2. Accounting Policies, page 114

31. Given that Relativity and Instinct Brother use two different bases of accounting, please disclose any applicable differences between US GAAP and IFRS that materially impact comparability.
Note 4. Net Income Per Share, page 115

32. Please present all potentially dilutive equity instruments here and anywhere the post-
       merger share table is presented.
Information About Relativity, page 116

33. Please revise to ensure that your disclosure relating to the Relativity Sponsor, its affiliates and promoters addresses each aspect required by Item 1603 of Regulation S-
       K, where appropriate.
Liquidity and Capital Resources, page 133

34. We refer to your disclosure of the Business Combination Marketing Agreement that you entered into with A.G.P. Please revise to provide a description of the material terms of this agreement, including the date the parties entered into such agreement, and discuss the background that led to the execution of this agreement. Information about BIOT, page 136

35. Please clarify the meaning of scientific or technical terms the first time they are used in order to ensure that lay readers will understand the disclosure. By way of example only, please briefly explain what you mean by terms such as synthetic recombinant, exosome-based technology, paracrine signaling potential, and chorioallantois cells.
OEM/ODM Stem Cell-Based Skincare, page 140

36. We note certain claims in this section regarding your products, including as examples only your statements that:
           your formulations contain exosomes derived from hUMSCs, which are naturally rich in growth factors, cytokines, and extracellular vesicles that "play a pivotal role in cellular communication and regeneration";
           "[t]his protective encapsulation enables superior skin penetration and prolonged bioavailability, making them far more effective than synthetic growth factors or peptides, which lack an inherent delivery system and degrade quickly upon topical application";
           "our proprietary exosome-based technology improves targeted delivery and sustained bioactivity, allowing for enhanced collagen synthesis, reduced inflammation, and accelerated epidermal turnover";
           "b]y harnessing the innate regenerative potential of hUMSC-derived exosomes, our products provide a scientifically backed, next-generation approach to skin health and anti-aging";
           "[s]tem cells represent a rapidly advancing field in regenerative medicine, offering potential treatments for various critical diseases, particularly those with unmet
 July 20, 2025
Page 8

           medical needs";
             "[r]esearch suggests that these essential factors are naturally present in the spent media of cultured stem cells, making them valuable for regenerative medicine and cosmetic formulations";
             "[e]xisting scientific literature indicates the effectiveness of stem cell-derived growth factors and cytokines in enhancing skin regeneration, reducing wrinkles, and improving overall skin texture";
             "[t]hird party studies suggests that these bioactive compounds aid in wound healing by accelerating tissue repair and promoting collagen synthesis"; and
             "[s]tudies also indicate that stem cell-conditioned media (CM), derived from the spent culture medium of stem cells, contains essential growth factors that can be used in cosmeceuticals and regenerative treatments without requiring live stem cells."

        Please provide the source or basis for these claims and similar statements throughout the prospectus or note that this is the belief of management. Stem cell Culture Media and Regenerative Skincare, page 140

37. We note your statement that "[i]n recent years, stem cell culture media has emerged as a high-potential raw material, frequently referred to as the "next
frontier    in
       cosmeceuticals." You also state that stem cell culture media is being explored as an ingredient for "its paracrine signaling potential and regenerative properties, particularly in relation to anti-ageing skincare and hair follicle vitality." Please revise to provide sources and factual support for these statements, including who has referred to stem cell culture media as the "next frontier" in cosmeceuticals and who is conducting research on such ingredient.
Artificial Intelligence (AI) Integration, page 145

38. Please explain how you intend to integrate artificial intelligence into your regenerative stem cell-based product development platform and note any relevant work you have completed to date. Please explain if you own any proprietary AI models or tools, if you have any such models or tools under development or if you would need to license such products from third parties.
FQ Project     Integrating Quantum Science and Eastern Wisdom for Preventive
Healthcare
and Personalized Wellness, page 146

39. We note your statement that the FQ Project "seeks to integrate traditional Eastern medicine principles with emerging scientific disciplines such as quantum mechanics, wave medicine, and artificial intelligence, forming a unique diagnostic and wellness system designed to address health issues at an early stage, prior to the onset of disease." Please expand your disclosure to more clearly explain the products you are developing as well as your anticipated timeline for their development, launch and commercialization.
40. We refer to your disclosure on page 147 that the development of the FQ Project is
       "currently underway" with the completion of certain key milestones and that you
 July 20, 2025
Page 9

       intend to commercialize the FQ Project through a multi-channel revenue model, subject to regulatory clearance. Please revise to provide greater detail with respect to the current status of your project, the key milestones, the regulatory clearances required, including the steps you have taken to date and the additional steps you will need to take for regulatory clearance, and the expected timeline for the FQ Project's business strategy and revenue model.
Our Current Products, page 147

41. Please revise your disclosure relating to your current products to address the following comments:

             We refer to your disclosure on page 138 that you initially started as a general trading company before narrowing your focus to specialize in stem-cell-based cosmetics and that your research and development efforts eventually expanded to cover a broader range of personal care applications. You also state on page 148
           that you develop, manufacture, and market a range of    high-quality
personal care
           products, including feminine hygiene solutions and body cleansing formulations in addition to your regenerative skincare formulations. Please revise your disclosure to describe in greater detail your personal care products, including the research and development efforts of personal care applications to date; and
             You state that you developed Value Village, your e-commerce and brand
           incubation platform, which currently contributes into the group   s
revenue through
           a profit-margin-based model. Please expand your disclosure to specify when you developed and launched your Value Village platform and the types of third-party brands and products that are listed on the platform. Please clarify whether you have entered into any agreements with such third-party brands, and if so, please briefly describe the material terms of such agreements.
Revenue and Growth Strategy, page 151

42. Your disclosure in this section appears to be in the form of an outline. Please revise to include narrative disclosure.
43. We note your statement that the global skincare market projected to reach
       $204.62 billion by 2030. Please provide the source for this claim and discuss any material assumptions underlying the projection.
Manufacturing, page 152

44. We note your disclosure regarding your Distribution Agreement with Invitrx
       Technologies Inc. and the Memorandum of Understanding with PT Bluecross Medika
       Internasional (PT BMI). Please file copies of the Distribution Agreement and the
       Memorandum of Understanding as exhibits to the Registration Statement or explain to us why you are not required to do so.
45. We note your disclosure that you expect to establish your own Cell Processing Center
       (CPC) facility to enhance your capabilities in stem cell research, processing, and product development. Please revise to provide a general timeline for your planned establishment of a CPC facility.
 July 20, 2025
Page 10

Franchise Agreement and Structure, page 153

46. We note your disclosure on page 165 that profit-sharing from the franchising model constitutes one of your primary sources of revenue. Please disclose the number of franchise agreements you have entered into as of a recent date.
BIOT Management's Discussion and Analysis of Financial Condition and Results of Operations
Revenue, page 166

47. Please expand your disclosure to quantify the extent to which the sales variance was impacted by changes in volume and by changes in prices. Also, please fully describe the restructuring of your product line and quantify the impact of this restructuring on your sales variance. Further, please disclose how you concluded that the 2024 sales decline was only temporary and whether your actual 2025 sales activity has increased in line with your expectations. See the guidance in Item 5.A of Form
20-F.
Cost of Revenue, page 166

48. It remains unclear why your cost of revenue increased by 67% if your sales decreased by 20%. Please expand your disclosure to quantify the impacts of the referenced inventory disposal and of the manufacturing prototypes on your account variance.
Expenses, page 166

49. Please expand your disclosure to fully explain why your effective tax rate increased from 8% in 2023 to 41% in 2024. Also, please disclose the reasons for the significant change in Other Income.
Other Transactions with Related Parties, page 184

50. You disclose various transactions and contracts between Instinct Brothers Co., Ltd.
       and its wholly owned subsidiaries. Please expand your disclosure to discuss the purpose or business impact of each such contract given that the agreements are between the parent company and its wholly own subsidiaries, including detailed descriptions of the various business operations commissioned to Instinct Brothers Co.,
       Ltd.
Material Federal Income Tax Considerations, page 201

51. Please expand this section to provide a discussion of the federal income tax consequences of the de-SPAC transaction to the SPAC, the target company, and the target company's securities holders. Please refer to Item 1605(b)(6) of Regulation S-
       K. Please make conforming changes throughout your filing, including to your
       Questions and Answers on page xv.
52. It appears that you intend to file a tax opinion as Exhibit 8.1 to your filing. Please revise this section to state clearly where the disclosure is the opinion of named counsel. We also note that your disclosure appears to describe the potential tax consequences if the Business Combination qualifies as a transaction governed by
       Section 351 of the Code, and whether the requirements of Section 367(a) of the Code are satisfied, but does not appear to express a conclusion about the expected tax
 July 20, 2025
Page 11

       consequence. Please ensure that your disclosure clearly identifies and articulates a conclusion about the material tax consequences of the Business Combination. As stated in Section III.C.1 of Staff Legal Bulletin No. 19 (CF), if you are unable to opine on the material tax consequence, you disclosure should state this fact clearly and provide the reason for your inability (for example, the facts are currently unknown or the law is unclear). In your revised disclosure, please also remove language stating
       that    generally    certain tax consequences will apply or assuming
certain
       consequences. If there is uncertainty regarding the tax treatment of the transactions,
       counsel may (1) issue a    should    or    more likely than not
opinion to make clear that
       the opinion is subject to a degree of uncertainty and (2) explain why it cannot give a firm opinion. For guidance, refer to Section III.B.2 of Staff Legal Bulletin No. 19.
Experts, page 210

53. Please complete the blank disclosures here and on page F-57. Index to Financial Statements, page F-1

54. Regarding the financial statements of BIOT, please note the six month interim period updating guidance in Item 8.A.5 of Form 20-F.
Relativity Acquisition Corp. Financial Statements
Statements of Cash Flows, page F-7

55. Please explain why the cash withdrawn from Trust Account is presented as an investing cash outflow instead of as an investing cash inflow. Similarly, it is not clear why the cash used to redeem stock is presented as a financing cash inflow instead of as a financing cash outflow. The same issue is noted on page F-36. It appears that the corresponding Form 10-K and Form 10-Q may need to be corrected.
Instinct Brothers Group Combined Financial Statements
Note 3 (k). Material Accounting Policy Information - Revenue Recognition, page F-71

56. Please separately disclose your contract arrangement and revenue recognition policy for each of your revenue stream as you disclosed in the business section, including sales under OEM/ODM contracts, on line sale, as well as all sources of income from your franchise agreements. As a related matter, we note you disclosed revenues by reportable segments under Note 17. Please ensure your revenue policy reconcile and cover those reportable segment categories. Lastly, discuss your accounting policy for any variable considerations, such as those under your customer reward program as disclosed at page 35.
Note 10. Trade Receivables, page F-76

57. Please explain to us why no loss allowance has been allocated against your November
       30, 2024 current trade receivables whereas in the prior year you allocated an allowance of over $2 million against your $2.5 million of current trade receivables.
Note 17. Revenue, page F-80

58. It does not appear that you have provided the segment disclosures outlined in paragraphs 20-24 and 28-34 of IFRS 8. Please revise or explain how you have
 July 20, 2025
Page 12

       complied with the disclosure requirements.
General

59.    Please provide the dilution table required by Item 1604(c) of Regulation
S-K.
60. Please revise to state whether or not a majority of the directors (or members of similar governing body) who are not employees of Relativity has retained an unaffiliated representative to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the de-SPAC transaction and/or preparing a report concerning the approval of the de-SPAC transaction. Please refer to Item 1606(d) of Regulation
       S-K.
       Please contact Al Pavot at 202-551-3738 or Li Xiao at 202-551-4391 if you have questions regarding comments on the financial statements and related matters. Please contact
Conlon Danberg at 202-551-4466 or Jane Park at 202-551-7439 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Industrial Applications and
                                                            Services
cc:   Giovanni Caruso, Esq.
      Terrence Edward Chong, Esq.